August 30, 2005

Mr. Don Walker

Senior Assistant

Chief Accountant

Securities and Exchange Commission

Washington, DC 20549

Re:          Citizens Bancshares Corporation

Form 10-K for the Fiscal Year Ended December 31, 2004

Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005

File No.:  000-14535

Dear Mr. Walker:

We are responding to the comments received from your office by letter dated August 16, 2005, with respect to the above-referenced periodic reports.  We have responded to each of your comments below.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 8 – Income Taxes, page 61

Question:

“We note that you have a full valuation allowance for all state tax carryforwards since management considers it more likely than not that all related deferred tax assets will not be realized.  Please tell us how you determined that a full valuation allowance was needed considering the possible sources of taxable income described by paragraph 21 of SFAS 109.  In your response, please provide quantification supporting how you determined the amount of the valuation allowance as of December 31, 2004 and why you did not adjust the allowance in 2004.”

Response:

During the third quarter of 2004, as a result of the external auditors’ resignation, the Company’s audit committee hired a new accounting firm, Elliott Davis, LLC (“Elliott Davis”), to provide external audit and tax services.  The firm began providing services to our Company in connection with the review of our September 30, 2004 Form 10-Q.  We discussed various tax concerns with Elliott Davis and they began the process of analyzing our current and deferred income taxes payable.  The process of gathering and analyzing the information from the prior auditors and tax consultants (both Big Four Accounting Firms) required a significant amount of research and the full analysis of the deferred income taxes was not complete as of the date of the filing of our December 31, 2004 Form 10-K.  While management anticipated adjustments to the deferred tax asset, we were uncertain as to the extent of the adjustments.  Therefore at December 31, 2004, management took a conservative posture by not eliminating the full valuation allowance of $975,000 before determining the total impact of the potential deferred tax adjustments.

During the second quarter of 2005, Elliott Davis completed the analysis of the current and deferred income taxes payable and concluded that the valuation allowance related to the state tax loss carryforwards was not required as of December 31, 2004.  Management agreed with this conclusion.  The analysis also identified additional temporary differences that would have reduced other deferred tax assets, principally the temporary book versus tax difference attributable to the allowance for loan losses.  The net effect of eliminating the valuation allowance related to the state tax loss carryforwards and the additional modifications of the deferred tax asset related to the allowance for loan losses and other items was an additional deferred tax asset of approximately $84,000.  Management concluded that this amount was immaterial to our consolidated financial statements as of December 31, 2004.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Management’s Discussion and Analysis – Investment Securities, page 13

Question:

“We note that you recorded a $346,000 other-than-temporary impairment relating to certain perpetual preferred stock investments in two government sponsored enterprises during June, 2005.  Your unrealized equity security losses were $349,680 and $231,400 at December 31, 2004 and 2003, respectively.  Please supplementally tell us how you were able to conclude that no other-than-temporary impairment relating to these securities existed as of or prior to December 31, 2004.  In your response, please provide quantification supporting how you determined the recognized $346,000 impairment and tell us how long each security was in an unrealized loss position. Please refer to the specific relevant guidance in SFAS No. 115 and SAB Topic 5:M in your response.”

Response:

At June 30, 2005, March 31, 2005 and December 31, 2004, the Company evaluated its equity holdings for impairment under The Financial Accounting Standard Board’s (FASB) Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, the proposed EITF 03-1, Other Than Temporary Impairment and SAB Topic 5:M.  EITF 03-1 provides specific guidance as to how one could conclude that a loss in an equity security is temporary. Proposed Paragraph 10 of EITF 03-1 states that both of the following tests must be met.  Specifically, “an impairment should be deemed other-than-temporary unless:

a.     The investor has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the investment, and

b.     Evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary.”

EITF 03-1 sets a higher standard for determining that a loss is not other-than-temporary in an equity versus a debt security. In a highly rated debt security, the investor can generally assert they intend to hold the security until maturity, thus fully recovering the principal amount of the debt security. With an equity security, however, one can’t rely on a maturity date for a recovery in price. Here the investor has to show evidence that the market value will likely recover in a reasonable period of time.

In August 2000 and January 2001, the Company purchased adjustable rate agency preferred stocks of Fannie Mae and Freddie Mac (the “agency preferred securities”) totaling $1.4 million.  The interest rate environment at that time was indicative of an inverted yield curve where short-term rates were higher than long-term rates.  Since the purchase of the preferred securities, short-term rates have fallen significantly and, until recently, were at historically low levels.  As a result, the yield of the agency preferred securities repriced to reflect the lower rate environment, negatively impacting their fair value.  The following chart depicts the historical price movement of our agency preferred securities, which have a dividend rate that is tied to the two year Treasury yield.

Price Decline Corresponds to Falling 2 Year Yields

The drop in short term rates and the steepening of the yield curve, occurred at the same time prices dropped on the agency preferred securities. As a result, market prices declined in order for the taxable equivalent yield to be competitive with other securities in the marketplace and not as a result of the financial condition of the issuer.

Additionally, the index histories clearly showed a degree of volatility that demonstrated an expectation that the index could return to a level that would allow any unrealized loss to be recovered within a reasonable period of time.

Price Decline Also Corresponds to the Steepness of the Curve

Based on the above analysis, which reflects a trend that persisted up to the time of the Company’s March 31, 2005 filing, management concluded that the fair values of the agency preferred securities were highly correlated with the movement of short term interest rates and the shape of the yield curve.  This correlation made a compelling case that the unrealized losses in the agency preferred securities were only temporary and the fair value of the securities would recover as interest rates increased.

Also, Fannie Mae had been working closely with the Office of Federal Housing Enterprise Oversight (“OFHEO”) to fulfill the terms of their September 27, 2004 agreement and to cooperate with the OFHEO’s continuing special examination of its accounting policies and practices and internal controls.  The Fannie Mae Capital Restoration Plan, approved by the OFHEO, would allow Fannie Mae to meet its minimum capital requirement, as well as OFHEO’s required 30 percent surplus by the September 30, 2005 deadline.  As of March 31, 2005 and December 31,

2004, the issues detailed by OFHEO did not significantly impact Fannie Mae’s Standard & Poor’s rating of AA-.  The Company also has the ability and intent to hold these securities until maturity.

From December 31, 2004 to March 31, 2005, the agency preferred securities recovered approximately $50,000 of their unrealized loss reported at year end.  Therefore, management believed that the securities were not impaired at March 31, 2005 or December 31, 2004 because the expected recovery of fair value began as the yield curve flattened and the Company had the intent and ability to hold the securities for a reasonable period of time for a forecasted recovery of the fair values up to and beyond the cost of the investments or until the securities were called at par.

Analysis of Agency Preferred Securities Impairment for Form 10-Q as of June 30, 2005:

1.     On August 9, 2005, Fannie Mae filed a Form 8-K with the SEC indicating that they were unable to file their Form 10-Q for the quarter ended June 30, 2005 and that they were unlikely to file their Annual Report on Form 10-K for the year ended December 31, 2004 by December 16, 2005, the deadline allowed under the listing standard of the New York Stock Exchange (NYSE).  Fannie Mae also said in a SEC disclosure that they continue to be plagued by poor internal controls given the “magnitude of material weaknesses that currently exist” and that management is “likely to conclude” that their financial reporting will be “ineffective” for 2005.  Management of Citizens Bancshares Corporation interpreted these events to mean that Fannie Mae’s accounting problems are more severe than first disclosed.

2.     Fannie Mae advised in their Form 8-K that they expect to complete their filing requirements by the second half of 2006, missing the December 16, 2005 NYSE deadline for filing their December 31, 2004 Annual Report on Form 10-K.  As a result, the NYSE may initiate delisting procedures against Fannie Mae that could have a material adverse impact on its preferred equity stock price.

3.     Standard & Poor’s (S&P), the rating agency, has indicated that they may lower their AA- rating of Fannie Mae’s agency preferred securities if there are any further setbacks of a material nature.  The Company relied on the fact that S&P did not lower Fannie Mae’s rating on its preferred stock when it evaluated the impairment of the agency preferred securities it held at March 31, 2005 and December 31, 2004.

4.     Because of their deflated price, there has been a continued lack of liquidity in the agency preferred securities as fewer shares trade in the open market each week.

5.     Fannie Mae’s business model could be significantly impacted by major regulatory changes; adversely impacting the future earnings potential of the agency preferred securities investment.

6.     Since December 31, 2004, interest rates have risen substantially on the short end of the curve and the yield curve has shown further inversion.  However, these factors have not had the positive impact on the price of the agency preferred securities as management had originally anticipated.  We believe this is mainly due to continued negative financial concerns at Fannie Mae. At June 30, 2005, the agency preferred securities’ unrealized loss was only $4,000 less than the amount reported at December 31, 2004.  Therefore, the length of time and the extent to which management anticipated a market value recovery in a rising and flattening rate environment is not expected to occur within a reasonable period of time.

7.     The following market value of the agency preferred securities as of June 30, 2005 were determined by the closing bid side quote for the shares as listed on the NYSE.  This information is provided monthly by our investment advisor and bond accounting agent, Morgan Keegan, Inc.

	Shares	Cost	Market	Book Value	Market Value

Fannie Mae Variable Rate Noncumulative Preferred Series G	20,000	$50.00	$35.80	$1,000,000	$716,000

Freddie Mac Variable Rate Noncumulative Preferred Series M	8,000	$50.00	$42.25	400,000	338,000

				$1,400,000	$1,054,000

8.     The agency preferred securities unrealized loss position on an annual basis is detailed as follows:

Year ended December 31,		Fannie Mae Variable Rate Noncumulative Preferred Series G Cusip No. 313586802	Freddie Mac Variable Rate Noncumulative Preferred Series M Cusip No. 313400780	Unrealized Gain (Loss)

2004	Cost	$1,000,000	$400,000	$(349,680)
	Market	740,000	310,320

2003	Cost	$1,000,000	$400,000	$(231,400)
	Market	835,000	333,600

2002	Cost	$1,000,000	$400,030	$(89,030)
	Market	911,000	400,000

2001	Cost	$1,000,000	$400,152	$(23,952)
	Market	975,000	401,200

2000	Cost	$1,000,000	$—	$—
	Market	1,000,000	—	—

Considering these factors, the guidance in SFAS No. 115, proposed EITF 03-1, and SAB Topic 5:M, Company management has concluded that an other-than-temporary impairment has incurred in its agency preferred securities, and that a write-down of the securities to market value as of June 30, 2005 was appropriate.

The Citizens Bancshares Corporation, hereby, acknowledges the following:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments.  If you have any questions, please call us at (404) 653-2800.

Sincerely,

/s/ James E. Young
Chief Executive Officer
Citizens Bancshares Corporation

/s/ Samuel J. Cox
Chief Financial Officer
Citizens Bancshares Corporation